Exhibit 99.1

Dassault Systèmes and Accelrys to Join Forces

Delivering Scientific Innovation in the Age of Experience

VÉLIZY-VILLACOUBLAY, France, and SAN DIEGO, CA. — January 30th, 2014 — Dassault Systèmes(Euronext Paris: #13065, DSY.PA), the 3DEXPERIENCE Company, world leader in 3D design software, 3D Digital Mock Up and Product Lifecycle Management (PLM) solutions and Accelrys, Inc., (NASDAQ: ACCL), a leading provider of scientific innovation lifecycle management software for chemistry, biology and materials, today announced the signing of a definitive merger agreement for Dassault Systèmes to acquire San Diego-based Accelrys, Inc. (Accelrys). Under the terms and conditions of the merger agreement, Dassault Systèmes will make an all cash tender offer for all of the outstanding shares of Accelrys common stock at a price of $12.50 per share, without interest, representing a fully diluted equity value for Accelrys of approximately $750 million. Dassault Systèmes intends to acquire any shares of Accelrys not tendered into the tender offer, via a merger that will be effected as soon as possible after the closing of the tender offer.

Combining with Accelrys will enrich the molecular chemistry capabilities from discovery to manufacturing and regulatory requirements of Dassault Systèmes’ formulation-based industry offerings such as life sciences, consumer packaged goods, high tech and energy, as well as advanced manufacturing industries.

“With Max Carnecchia and his teams, we share the same passion for enabling scientific innovation and are confident that together, leveraging the great Accelrys assets, we will deliver a unique and unmatched scientific PLM solution.” said Bernard Charlès, President and CEO, Dassault Systèmes. “The World demands a new paradigm for sustainability where chemistry, materials and biology meet. This is what the virtual universes enabled by Dassault Systèmes are delivering, capable of harmonizing products, nature and life, from imagination to industry solution experience.”

“This merger represents a unique opportunity to accelerate Accelrys’ journey by leveraging Dassault Systèmes’ PLM environment and 30 years of unmatched discipline in executing for improved industrial performance.” said Max Carnecchia, President and CEO of Accelrys. “With our passionate and talented teams, Accelrys is convinced that joining Dassault Systèmes will deliver transformational value to our customers by combining science-based innovation with product lifecycle management.”

Accelrys’ list of 2,000 customers includes many of the Fortune 500 companies, with major industry players in pharma/biotech, consumer packaged goods and chemical including Sanofi, Pfizer, GSK, AstraZeneca, Du Pont, Shell, BASF, P&G, Unilever and L’Oréal.

The Board of Directors of Accelrys has unanimously approved the transaction. The transaction is expected to be completed during the second quarter of 2014, subject to Accelrys shareholders tendering a majority of Accelrys’ outstanding shares in the tender offer to be launched in the coming days, receipt of certain regulatory approvals and other customary closing conditions.

Foros acted as financial advisor and Cravath, Swaine & Moore LLP provided legal advice to Dassault Systèmes. Accelrys was advised by Morgan Stanley & Co. LLC, and by Paul Hastings LLP for legal advice.

Dassault Systèmes will host a conference call Thursday, January 30, 2014 at 7:00 AM Pacific time / 10:00 AM New York time / 3:00 PM London time / 4:00 PM Paris time. The conference call can be accessed via http://www.3ds.com/investors/. Please go to the website at least 15 minutes prior to the beginning of the conference call to register, download and install any necessary audio software. The conference call will be archived for 30 days.

Dassault Systèmes will report its 4th quarter and full year 2013 earnings on Thursday, February 6, 2014. Accelrys will report its 4th quarter and full year 2013 earnings on Tuesday, February 25, 2014.

Important Information

The tender offer described in this press release has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Accelrys’ common stock. At the time the tender offer is commenced, Dassault Systèmes will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”), and Accelrys will file a solicitation/recommendation statement with the SEC. Accelrys’ stockholders are strongly advised to read these documents that will be filed with the SEC, because they will contain important information that Accelrys’ stockholders should consider before tendering their shares. These documents will be available for free at the SEC’s website (http://www.sec.gov) or by directing a request to Dassault Systèmes, 10 rue Marcel Dassault, CS 40501, 78946 Vélizy-Villacoublay, Cedex, France or Accelrys, 5005 Wateridge Vista Drive, San Diego, CA 92121 USA as applicable.

This release contains forward-looking statements. These forward looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the control of Dassault Systèmes and Accelrys, are difficult to predict and may cause actual outcome to differ significantly from any future outcome expressed or implied in the forward-looking statements in this release. While Dassault Systèmes and Accelrys respectively believe that the assumptions made and the expectations reflected in this release are reasonable, no assurance can be given that such assumptions or expectations will prove to have been correct and no guarantee of whatsoever nature is assumed in this respect. The uncertainties include, inter alia, the risk of a change in general economic conditions and government and regulatory actions. These known, unknown and uncertain factors are not exhaustive, and other factors, whether known, unknown or unpredictable, could cause the group’s actual results or ratings to differ materially from those assumed hereinafter. Dassault Systèmes and Accelrys undertake no obligation to update or revise the forward-looking statements in this release whether as a result of new information, future events or otherwise.

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About Dassault Systèmes

Dassault Systèmes, the 3DEXPERIENCE Company, provides business and people with virtual universes to imagine sustainable innovations. Its world-leading solutions transform the way products are designed, produced, and supported. Dassault Systèmes’ collaborative solutions foster social innovation, expanding possibilities for the virtual world to improve the real world. The group brings value to over 170,000 customers of all sizes, in all industries, in more than 140 countries. For more information, visit www.3ds.com.

CATIA, SOLIDWORKS, SIMULIA, DELMIA, ENOVIA, GEOVIA, EXALEAD, NETVIBES, 3DSWYM and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

About Accelrys, Inc.

Accelrys (NASDAQ: ACCL), a leading provider of scientific innovation lifecycle management software, supports industries and organizations that rely on scientific innovation to differentiate themselves. The industry-leading Accelrys Enterprise Platform provides a broad, flexible scientific foundation optimized to integrate the diversity of science, experimental processes and information requirements across the research, development, QA/QC and manufacturing phases of product development. Accelrys offers capabilities in scientific data management, modeling and simulation, research informatics, laboratory informatics, enterprise quality management, environmental health & safety and operations intelligence for customers in science-driven industries. Using Accelrys technology, scientific innovators can access, organize, analyze and share data in unprecedented ways across the research, laboratory and manufacturing continuum, ultimately enhancing innovation, improving productivity and compliance, reducing costs and accelerating product development from research to manufacturing.

Accelrys solutions are used by more than 2,000 customers in the pharmaceutical, biotechnology, energy, chemicals, aerospace, consumer packaged goods and industrial products industries. Headquartered in San Diego, CA. Accelrys employs more than 225 full-time PhD scientists. For more information about Accelrys, visit www.accelrys.com.

Accelrys Press Contacts

Karen Buckner, Sr. Director of Corp. Communications	karen.buckner@accelrys.com	+1 (858) 799-5660.
Leif E. Pedersen, Senior Vice President.	leif.pedersen@accelrys.com	+1 (858) 799-5300

Accelrys Investor Relations Contacts

Michael A. Piraino, EVP & CFO.	michael@accelrys.com	+1 (858) 799-5200
Todd Kehrli, MKR Group, Inc.	accl@mkr-group.com	+ 1 (323) 468-2300

Dassault Systèmes Press Contacts

Corporate / France	Arnaud MALHERBE	arnaud.malherbe@3ds.com	+33 (0)1 61 62 87 73
Americas	Elena FERNANDEZ	elena.fernandez@3ds.com	+1 (978) 442-2790
EMEA	Virginie BLINDENBERG	virginie.blindenberg@3ds.com	+33 (0) 1 61 62 84 21
China	Grace MU	grace.mu@3ds.com	+86 10 6536 2288
Korea	Jahyun AHN	jahyun.ahn@3ds.com	+82 2 3270 7893
Japan	Kosuke MIWA	kosuke.miwa@3ds.com	+81 3 4321 3957
India	Seema SIDDIQUI	seema.siddiqui@3ds.com	+91 1244 577 100
AP South	Tricia SIM	tricia.sim@3ds.com	+65 6511 7954

Dassault Systèmes Investor Relations Contacts

Corporate	F-J BORDONADO/ B. MARTINEZ	investors@3ds.com	+33 (0) 1 61 62 69 24
North America	Michele KATZ	michele.katz@3ds.com